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                             PRATT & LAMBERT UNITED
                          CAPITAL ACCUMULATION PROGRAM
                                 AMENDMENT NO. 1
                                     TO THE
                                1989 RESTATEMENT

         1.   In order to permit the Employer Stock Contribution permitted under
Section 3.1 of the Plan to be made at this time for the 1995 Plan Year, Section
3.1 is hereby amended, effective January 1, 1995, by the adoption of new paragraph (e) at the end thereof.

              "(e) Notwithstanding any other provision of Section 3.1, the Board of Directors may determine in its discretion that the Employer Stock Contribution to be made pursuant to this Section for a Plan Year may be contributed to the Plan during that Plan Year. Any Employer Stock Contribution that is contributed for a Plan Year during that Plan Year shall be held and allocated in accordance with the following rules:

                   1. Such Contribution shall be based on a reasonable estimate of the covered Participants' Base Pay for such Plan Year.

                   2. Such Contribution shall be held in a suspense account on an unallocated basis until the end of such Plan Year.

                   3. Such Contribution (including any dividends received
              thereon prior to the end of such Plan Year) shall be allocated on a pro-rata basis to the Participants in accordance with the allocation rules provided in paragraph (c) of this Section, and such allocation may result in each Participant entitled to share in the Employer Stock Contribution receiving

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              an amount that is less than, or more than, 1/2% (0.5%) of each
              Participant's Base Pay.

                   4. Until the allocation provided in this paragraph (e) is
              made, such Contribution shall not be vested in accordance with paragraph (d) of this Section.

                   5. The Committee in its discretion shall vote all shares held in suspense pursuant to this paragraph (e).

                   6. If such Contribution is made in cash, the provisions of paragraph (b), with respect to the purchase of Pratt & Lambert United Stock, shall apply."

         2. In order to permit the Committee to direct that Matching Contributions for the remainder of 1995 and future Plan Years may be invested in investments under the Plan other than Company stock, Section 7.3(b) is amended, effective November 1, 1995, by the addition of the following sentence at the end thereof:

              "Notwithstanding the foregoing, effective November 1, 1995, the Committee may direct that any Matching Contribution made for the remainder of the 1995 Plan Year and future Plan Years shall be invested, with respect to a Participant, in the same Fund or Funds, and in the same proportion as investments in such Participant's Before-tax Contribution Account are made, provided that if such Participant has not made an appropriate investment election, his Matching Contribution shall be invested in such default Investment Fund as the Committee shall determine from time to time pursuant to Section 7.4(d)."

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         IN WITNESS WHEREOF, Pratt & Lambert United, Inc. has caused this
Amendment to be executed this 3rd day of November, 1995.


                                          PRATT & LAMBERT UNITED, INC.


                                          By /s/ JAMES R. BOLDT
                                            _______________________________


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